

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 31, 2016

Via E-Mail
Roy C. Harvey
President
Alcoa Upstream Corporation
390 Park Avenue
New York, New York 10022

> **Re: Alcoa Upstream Corporation**
> **Registration Statement on Form S-1**
> **Filed October 26, 2016**
> **File No. 333-214251**

Dear Mr. Harvey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
Karessa Cain, Esq.